Exhibit 99.5


                           Atlantic Blue Trust, Inc.
                            122 East Tillman Avenue
                           Lake Wales, Florida 33853
                              Phone: 863-679-9595
                               Fax: 863-678-0934

March 18, 2005


Board of Directors of Alico, Inc.
Alico, Inc.
PO Box 338
LaBelle, FL 33977


Gentlemen:

As previously announced to you, Atlantic Blue Trust, Inc. ("ABT") remains committed to its investment in Alico, Inc. ("Alico"). Moreover ABT has at all times insisted on and supported reasonable and appropriate governance standards, procedures and practices. Given the recent confusion caused as a result of the resignation of certain Directors, we thought it advisable to re-confirm formally our good governance commitments to you. In this regard, ABT would like to advise the Board of Directors of Alico of certain of ABT's commitments and undertakings with respect to Alico. These commitments are as follows:

     Through Alico's 2007 annual shareholder meeting, ABT commits:

     1. To vote its shares of common stock at Alico's annual shareholder meeting to elect director nominees such that a majority of Alico's Board of Directors is comprised of directors who are "independent" as defined in Nasdaq Rule 4200 and also who are not directors, officers, employees or stockholders of ABT or family members of a director, officer, employee or stockholder of ABT.

     2. Not to acquire, through open market or private purchases, more than 55% of Alico's outstanding common stock on a fully diluted basis.

     3. Not to engage in any related party transaction with Alico or any of its subsidiaries unless such transaction is approved by a majority of the independent directors on Alico's Board of Directors (or a committee of Alico's Board of Directors comprised entirely of independent directors).

     4. To separate the person serving as the Chairman and CEO of Alico and the person serving as the Chairman and CEO of ABT so that the top executive officer at each Company is a different individual.

     5. To separate the Directors of Alico and ABT such that no Director serving on the ABT Board will also serve on the Alico Board and that no Director serving on the Alico Board will also serve on the ABT Board.


In accordance with the applicable rules and regulations of the United States Securities and Exchange Commission, ABT will disclose the contents of this letter in an Amendment to its Schedule 13d.

Sincerely,
Atlantic Blue Trust, Inc.


/s/ J.D. Alexander
J.D. Alexander on Behalf of
Atlantic Blue Trust, Inc.
Board of Directors